Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 7, 2019

BB&T Chairman and CEO and SunTrust Chairman and CEO

Joint Video Transcript

William H. Rogers, Jr., SunTrust Chairman and CEO:

Hi, I’m Bill Rogers, CEO of SunTrust.

Kelly S. King, BB&T Chairman and CEO:

And I’m Kelly King, Chairman and CEO of BB&T. We are really excited to share with you that our two companies, BB&T and SunTrust - are coming together in a merger of equals, creating the sixth-largest U.S. bank and what we believe will be the premier financial institution in the country.

Rogers:

We’re thrilled to bring together our SunTrust and BB&T teammates and associates to create something very special - two iconic franchises with a combined 275 years of history and a values-driven culture that are dedicated to passionately serving our clients and communities. Kelly and I absolutely believe this merger of equals creates value for everyone involved and is a big win for our stakeholders.

King:

This is an extraordinarily attractive and compelling combination. The new company will have about $442 billion in assets, $301 billion in loans, and $324 billion in deposits serving more than 10 million households in some of the best markets in the country. By bringing the best of both companies together, we’re creating a company that will generate high returns and industry-leading financial performance.

Rogers:

Our focus is very simple: our clients. We’ll be able to leverage our community bank model to provide the personal touch our clients have come to expect. But we’ll also have the capacity we need to invest in better technology for our clients in this fast-moving world. In addition, our teammates and associates will benefit from a collective set of training, leadership and development programs that will provide more career opportunities.

King:

Bill and I have known each other for a long time. We have a tremendous amount of respect for one another and for what our respective institutions have achieved. Between our two companies, we have a proven track record of successfully integrating more than 100 bank acquisitions in the last 35 years.

Rogers:

We know that individually, SunTrust and BB&T are incredibly strong institutions...and we will be even better together.

King:

So, a few more details about the new combined company...

This is a true merger of equals. Our respective leadership teams are already making decisions together and we feel really good about how we’ll transition to the new company.

From a leadership perspective, I will serve as Chairman and CEO of the combined company for the first two years...

Rogers:

...at which point I will take over for Kelly as the CEO of the combined company. Until then, I will serve as President and COO. And both the board of directors and management team will be evenly split.

We’re really excited to choose a new name and brand for the new company, which we’ll work on together later this year. Our corporate headquarters will be in Charlotte, North Carolina, and will include a new Innovation and Technology Center to drive our ongoing digital transformation.

King:

And even though we are establishing a new headquarters, we’re still very much committed to our home markets in Atlanta and Winston-Salem, North Carolina.

We plan to maintain a strong presence in both towns and that includes increasing our financial commitment. Building a stronger company isn’t just about us...it’s about the opportunity to give back even more to all of the communities who have been so good to us.

Rogers:

Again, it really comes back to our cultures and how similar they are.  We’re driven by our mission to make the world a better place and our purpose of Lighting the Way to Financial Well-Being. With our community banking model and client-first mentality, we can make a tremendous difference.

King:

Thank you so much for watching. As you can tell, we’re both extremely excited about what this means for the future of BB&T and SunTrust.  We look forward to working with each other and all of you to ensure this merger is a success for our associates and teammates, for our clients, and for our communities. Have a great day.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust.  Words such as “anticipates,”  “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions.  Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance.  Such risks and uncertainties include, among others:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction.  Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T will file with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com.  Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,”

and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 15, 2018, and other documents filed by BB&T with the SEC.  Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 9, 2018, and other documents filed by SunTrust with the SEC.  These documents can be obtained free of charge from the sources described above.